Exhibit 99.1

ANNOUNCEMENT

Gerdau announces plan to offer 10-year bonds

Porto Alegre, May 11, 2006 – Gerdau S.A. (Gerdau) announces that it plans to offer ten-year bonds in the international capital markets through its wholly-owned subsidiary GTL Trade Finance Inc. (GTL). The net proceeds from the sale of the bonds will be used for liability management purposes of Gerdau and its subsidiaries. The bonds will be unsecured and unsubordinated obligations of GTL and will be fully and unconditionally guaranteed by Gerdau, Gerdau Acominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. The guarantees will rank equally with all of the other unsecured and unsubordinated debt obligations of the guarantors.

Neither the bonds nor the guarantees have been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under such Securities Act or the securities laws of any other jurisdiction.

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Gerdau cannot give assurance that such statements will prove correct. For additional information on factors that could cause Gerdau’s actual results to differ from expectations reflected in forward-looking statements, please see Gerdau’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Rio de Janeiro, May 11, 2006

Osvaldo Burgos Schirmer

Executive Vice-President

Director of Investor Relations